**EXHIBIT 99**



## FOR IMMEDIATE RELEASE

**Flight Safety Technologies, Inc. Completes First Test of UNICORN™ Radar Component**

**MYSTIC, CT (August 16, 2005)** - Flight Safety Technologies, Inc. (AMEX:FLT) completed its planned first test of the UNICORN™ collision alerting radar at the Georgia Tech Research Institute (GTRI) in Marietta, Georgia. In this developmental test, a partial antenna array was mounted on top of a tower at GTRI to measure the detection performance of the radar against a test aircraft flying pre-determined patterns overhead. Detections were achieved, as predicted, of the twin- engine Aerostar test aircraft. Additionally, detections were confirmed of other aircraft landing at the nearby Dobbins Air Reserve Base.

In this test, experimental software was used both to control the pulse generation of the radar modules and to perform data acquisition. This software design determines the radar tracks through post processing and analysis of the receiver data. While this analysis is underway, some detections were strong enough to see without any integration of the received data.

About twenty-five test patterns were flown during three separate flights on two days of flight testing. This first tower test of the UNICORN™ sensor was completely successful in producing the data sought by the company. The measured performance of the system as tested will be determined by analyzing the data during the next few weeks. We wish to acknowledge our contractors GTRI, Microwave Solutions Limited and Linwave, for their valuable contributions to the UNICORN™ program.

The UNICORN™ collision avoidance system is being developed primarily as a candidate capability for unmanned aerial vehicles (UAVs) planned for government use in the U.S. national airspace.

## About Flight Safety Technologies, Inc.

The company is currently participating in three advanced technology development efforts aimed at enhancing aviation safety, security, and efficiency. In addition to the UNICORN™ airborne collision avoidance radar initiative, the company is working on its SOCRATES™ airport based technology for wake vortex detection, and TIICM™ technology for protection of airliners against certain terrorist missiles. SOCRATES™ will be deployed at Denver International Airport for a 16 beam test during September, 2005.

TIICM™ is being analyzed in a simulation model at Georgia tech Research Institute (GTRI). The company is cautiously optimistic based on preliminary results involving 30,000 simulated missile attacks on a 737 type aircraft.

Contact:

Samuel A. Kovnat
Flight Safety Technologies, Inc.
**(860) 245-0191**
ir@flysafetech.com